# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crane Harbor Acquisition Corp., CIK 0002054174
CUSIP: G24979125
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001346554-26-000028
Filed by CIK 0001346554

## Reporting persons
- Tenor Capital Management Company, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a)
- Tenor Opportunity Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a)
- Robin Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Crane Harbor Acquisition Corp.
Address of issuer's principal executive offices:
1845 Walnut Street, Suite 1111
Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
Tenor Capital Management Company, L.P.
Tenor Opportunity Master Fund, Ltd.
Robin Shah
Address of principal business office or, if none, residence: 810 Seventh Avenue, Suite 1905, New York, NY 10019
Citizenship:
Tenor Capital Management Company, L.P. - Delaware
Tenor Opportunity Master Fund, Ltd. - Cayman Islands
Robin Shah - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tenor Capital Management Company, L.P. - 0.0%
Tenor Opportunity Master Fund, Ltd. - 0.0%
Robin Shah - 0.0%
Percent of class:
Tenor Capital Management Company, L.P. - 0.0%
Tenor Opportunity Master Fund, Ltd. - 0.0%
Robin Shah - 0.0%
Sole power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 0
Tenor Opportunity Master Fund, Ltd. - 0
Robin Shah - 0
Shared power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 0
Tenor Opportunity Master Fund, Ltd. - 0
Robin Shah - 0
Sole power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 0
Tenor Opportunity Master Fund, Ltd. - 0
Robin Shah - 0
Shared power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 0
Tenor Opportunity Master Fund, Ltd. - 0
Robin Shah - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT I - JOINT FILING STATEMENT

## Signatures
- Tenor Capital Management Company, L.P.: /s/ Robin Shah, Robin Shah, Managing Member of its general partner, Tenor Management GP, LLC (05/15/2026)
- Tenor Opportunity Master Fund, Ltd.: /s/ Robin Shah, Robin Shah, Authorized Signatory (05/15/2026)
- Robin Shah: /s/ Robin Shah, Robin Shah (05/15/2026)